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Exhibit 23.3

IDC Address
IDC Canada 36 Toronto Street Suite 300 Toronto, Ontario Canada M5C 2C5	Voice: 416.369.0033 Fax: 416.369.0419

Disclosure Form

IDC grants Hostopia permission to make public statements, including in filings with the United States Securities and Exchange Commission that are consistent with the following:

"In 2005, International Data Corporation (IDC), a provider of information technology research and advice, estimated that there were approximately 8.1 million businesses in the United States with fewer than 100 employees, of which nearly 60% had a Website."

"IDC also estimated that there were 14.7 million income-generating home-based businesses and of these businesses that had Internet access, just under 30% had a Website."

"IDC expects that global e-commerce, which includes all electronic business transactions, will grow from $3.8 trillion in 2005 to $8.5 trillion in 2009, a compound annual growth rate of 22%."

"According to IDC, these outsourced applications [software as a service] offer several advantages to the small and medium-sized business market, including cost-effectiveness, less internal expertise needed to install and maintain, quick deployment, no expensive upgrades and no use of outdated and unsupported software."

"IDC expects that the market in the Americas for software services delivered via the Internet will grow from an estimated $3.4 billion in 2004 to an estimated $8.6 billion by 2009, representing a compound annual growth rate of 21%."

"According to IDC, the Web hosting services market in the United States for small businesses with fewer than 100 employees is expected to grow from $2.7 billion in 2004 to $4.5 billion by 2008, a compound annual growth rate of 14%."

"According to a 2005 IDC published survey, approximately 60% of businesses with 5 to 99 employees in the U.S. had a Website and over 92% of such businesses stated they will either have a Website or plan to establish a Website in the future. IDC also determined that more than 70% of businesses with 5 to 99 employees consider a corporate Website to be essential to their business."

"According to IDC, small businesses with Websites increasingly prefer to outsource Web services to third-party providers, and practice considerably higher levels of outsourcing than larger businesses. IDC predicts that by 2008 the use of third-party Web hosting services will extend to nearly 80% of small businesses with Websites."

It is understood by both IDC and Hostopia that the information will not be sold, but will be made public.

It is further understood that IDC will be credited as the source of publication using the following format: IDC, "Name of Report," (Doc #xxxxxx), Month, 200x. The statements will be submitted to the U.S. Securities and Exchange Commission prior to December 1, 2006.

Name: /s/ Vito Mabrucco	Date: August 9, 2006
Title: Managing Director IDC Canada

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Disclosure Form